Exhibit 8.1

             [Letterhead of Wachtell, Lipton, Rosen & Katz]

April 30, 1997

Morton International, Inc.
100 North Riverside Plaza
Chicago, Illinois 60606

Ladies and Gentlemen:

      We have acted as special counsel to Morton International, Inc., an Indiana corporation ("Morton ASP"), in connection with the Combination Agreement, dated as of November 25, 1996 (the "Merger Agreement"), by and among Morton ASP, Autoliv AB, a corporation organized under the laws of the Kingdom of Sweden ("Autoliv"), Autoliv, Inc., a Delaware corporation ("New Parent"), and ASP Merger Sub Inc., a Delaware corporation and a subsidiary of New Parent ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Morton ASP with Morton ASP being the surviving corporation and a subsidiary of New Parent (the "Merger"). At your request and pursuant to Section 9.1(g)(ii)(A) of the Merger Agreement, we are rendering our opinion concerning the material federal income tax consequences of the Merger.

      For purposes of the opinion set forth below, we have relied, with the consent of Morton ASP, New Parent and Merger Sub, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of Morton ASP, New Parent and Merger Sub (copies of which are attached hereto and which are incorporated herein by reference), and we have assumed that such certificates will be complete and accurate as of the Effective Time. Any capitalized term used and not defined herein has the meaning given to it in the Joint Proxy Statement/Prospectus/Exchange Offer of Morton ASP and New Parent, dated March 24, 1997 (the "Joint Proxy Statement/Prospectus/Exchange Offer").

      We have also assumed that the transactions contemplated by the Merger Agreement will be consummated in accordance with the Merger Agreement and as described in the Joint Proxy Statement/Prospectus/Exchange Offer and that the Merger will qualify as a merger under the applicable laws of the States of Delaware and Indiana.

      Based upon and subject to the foregoing, it is our opinion that under currently applicable law, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that Morton ASP, New Parent and Merger Sub will each be parties to the reorganization within the meaning of Section 368(b).

      This opinion does not address the various state, local and foreign tax consequences that may result from the Merger. We are members of the Bar of the State of New York and the opinion expressed in this letter is limited to the laws of the State of New York and the federal laws of the United States of America. In addition, no opinion is expressed as to any federal income tax consequences of the Merger except as specifically set forth herein. This opinion is rendered solely to you in connection with the above-referenced transactions and may not be relied upon by you except with respect to the consequences specifically discussed herein. This opinion may not be relied upon by you for any other purpose, or quoted to or relied upon by any other person, firm or corporation without our prior written consent. The opinion expressed herein is rendered as of the date hereof only, and we assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinion expressed herein.

Very truly yours,


By:  /s/ WACHTELL, LIPTON, ROSEN & KATZ
     Wachtell, Lipton, Rosen & Katz